Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Eldorado Gold Corporation

We consent to the use of:

•our report dated February 19, 2026, on the consolidated financial statements of Eldorado Gold Corporation (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2025, and 2024, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and
•our report dated February 19, 2026, on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-288100) on Form F-10, and the Registration Statements (No’s. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600, 333-261772, and 333-288421) on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 27, 2026
Vancouver, Canada